Exhibit 1.01

March 4, 2015

Summarized Terms of Engagement

Our letter of agreement (“Agreement”) confirms our understanding that the JRSIS HEALTH CARE CORPORATION (the “Client”) has engaged Halcyon Cabot Partners, Ltd. (“Halcyon”) to act as the Client’s advisor in connection with the provision of services for the Client (the “Assignment” or “Assignment(s)”), on the terms and conditions set forth below.

Client:	JRSIS HEALTH CARE CORPORATION

Assignment Description:	Equity financing Assistance with acquisitions. Additional follow on equity and/or debt financing includes any equipment leasing.

Agreement Date:	4 March 2015

Initial Term of Agreement:	12 months

Termination:	No early termination

Exclusivity:	Non-Exclusive

Confidentiality:	Governed by Halcyon Mutual Confidentiality Agreement signed on 18 February 2015

Tail:	12 months for any sources introduced by or affiliated with Halcyon

Key Commercial Terms:	1.	Retainer Fee		$15,000.00 deferred

	2.	Success Fees	i. Equity Raised:
			Cash	8% of amount raised
			Stock	3% of amount raised at deal price
ii. Debt Raised:
			Cash	5% of amount raised
			Stock	3% of amount raised at deal price
iii. Acquisitions & Mergers:
			Cash	8 % of transaction value
			Stock	3% of transaction value of at deal price

	3.	Expenses	Pre Approved	ALL must be pre approved

In addition, the following exclusions/amendments should be applied to this agreement:

A.	Minimum success fee is $50,000.00 plus the deferred retainer upon a minimum $1,000,000 raised

These Summarized Terms of Engagement form part of the overall Agreement, the detailed terms of which are contained in the remainder of this Agreement.

Initials: _/s/Junsheng Zhang

Standard Commercial Terms and Conditions

Section 1.	Scope of Engagement and Services

In connection with this engagement, Halcyon shall, as required perform the services defined in the summary of this agreement. With respect to these services, the following terms apply:

a.	Advisory Services

All assignments with retainer fees include advisory services, as defined above, where Halcyon will:

1.	Represent the Client and the Client’s interests at all times to the best of our abilities;

2.	Provide strategic advice and guidance for the Client related to their requirements, which may include, as agreed with the Client:

i.	Development and execution of strategy for the Client, including, as required, advising on strategy, development of strategic plans, operating plans or full business plans for the Client;
ii.	Operational assistance in the execution of the Client’s business, including, as required, managing elements or agreed areas of the Client’s business towards the achievement of agreed goals;
iii.	Advice on capital structuring, restructuring or re-capitalizations, with a view to optimizing the balance sheet efficiency and working capital requirements of the Client;
iv.	Analysis, business modeling and valuation of the Client’s business;
v.	Turnaround management, whereby Halcyon will provide a management service to oversee the turnaround of the Client’s business;
vi.	Exit strategy advice and execution, including options such trade sale, IPO or significant founder dilution;
vii.	Optimizing value for business founders.

3.	Perform any other financial advisory services related to this Agreement as Halcyon and the Client may from time to time agree upon.

b.	Mergers, Acquisitions and Disposals Services

Where applicable and as defined above, Halcyon will advise the Client on:

1.	Merger and acquisition strategy development, including reviewing the potential for acquisitions, mergers, joint ventures, licensing agreements, outsourcing arrangements and any other forms of collaboration;

2.	Merger and acquisition target selection, including, as required, making initial contact with the target;

3.	Disposal management, including, as required, preparation of required materials, marketing of the sale of the business, finding and selecting potential acquirers of the business and overseeing the sale transaction;

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4.	Transaction structuring, including negotiation of all the relevant terms and conditions;

5.	Transaction financing – see ‘Capital Raising Services’ below;

6.	Leveraged and management buy-outs;

7.	Advice and structuring of Joint Ventures, Licensing Agreements and Outsourcing Arrangements, or any other form of collaboration.

c.	Capital Raising Services

All assignments with success fees defined for capital raising, including equity, debt or mezzanine finance, as defined above, where Halcyon will:

1.	Advise and assist the Client with respect to defining fundraising objectives and goals, performing valuation analyses, and structuring and planning any Transaction(s);

2.	Assist the Client in preparing informational materials describing the Client, its operations, its historical performance and its future prospects, including, as required, an Executive Summary, a Confidential Investment Information Memorandum (including all relevant financial information), a Management Presentation, and other related presentation materials (the “Materials”);

3.	Identify and introduce potential investors or lenders to the Client;

4.	If requested, act as the financial intermediary between the Client and all potential investors or lenders, including advising and assisting the Client in negotiating the terms and conditions of any Transaction(s) with all potential investors or lenders;

5.	Advise and assist the Client in negotiating the terms and conditions of any Transaction(s);

6.	Arrange for potential investors or lenders to conduct business due diligence;

7.	Assist with finalizing and closing any Transaction(s).

For the purposes of this section, the following definitions will apply:

Equity Finance (“Equity Finance”) covers all forms of permanent Equity Capital, including, but not limited to, Seed Capital, Venture Capital, Private Equity, Public Offerings, including PIPEs (Private Investments in Public Equities), Registered Direct Offerings, IPOs, Private Placements and Secondary Offerings.

Mezzanine Finance includes any form of Mezzanine Capital which incorporates equity-based options, such as warrants or conversion features, and lower priority debt or any equity which is not part of the Common Equity, including, but not limited to, Preferred Stock and Convertible Debt offerings.

Initials: _/s/Junsheng Zhang

Debt Finance (“Debt Finance”) includes any form of Debt Capital which is usually senior in priority or is secured against assets, including, but not limited to, Buyout Loans, Leveraged Lending, Term Bank Debt, Sale-Leasebacks, Equipment Leasing, Venture Leasing, Revolving Credit Facilities, Asset Backed Revolvers, Purchase Order Finance, Accounts Receivable/Factoring Finance.

Government Finance includes any form of State, Federal/National or International incentives, including, but not limited to, grants, soft loans, assisted loans, preferential terms of trade or operation. For the avoidance of doubt, Halcyon provides advice only on such finance and does not benefit from success fees for this service.

Section 2.	Retainer Fees

Where applicable, as compensation for the services provided by Halcyon, the Client agrees to pay Halcyon a non-refundable retainer fee of the level specified in the summarized terms and conditions, payable by the Client to Halcyon on the specified schedule. The retainer fee is deferred and payable only on a closing of a financing for the Company.

Following the Initial Term, provided that this Agreement has not been otherwise terminated by the Client pursuant to this agreement, the Client may enter into an Additional Term on the same terms and conditions as the Initial Term. The Client shall have no obligation to pay Halcyon any additional retainer fees at any point following the completion of the Initial Term of this Agreement, unless expressly agreed to in writing by both Parties.

Section3.	Success Fee Compensation

A.	Cash Success Fee Compensation

As compensation for the services provided by Halcyon hereunder, the Client shall pay Halcyon a cash “Success Fee” upon the successful closing of any Transaction(s), provided that Halcyon has not breached this Agreement, and that Halcyon has completed all its material obligations hereunder. The cash Success Fee shall be calculated as follows:

a.	For any Equity Finance received as part of any Transaction, Halcyon will be paid a flat cash fee of an agreed percentage of any funds received by the Client as part of the Transaction. For the purposes of this Section, Equity Finance shall mean the receipt of cash money by the Client from qualified investors, including all funds not expressly a debt instrument and as defined in this agreement.

b.	For any Mezzanine Finance received as part of a Transaction, Halcyon will receive a flat cash fee of an agreed percentage of any funding received by the Client. For purposes of this Agreement, Mezzanine Finance shall mean funding from any instrument which as defined in this agreement.

Initials: _/s/Junsheng Zhang

c.	For any Debt Finance received as part of a Transaction, Halcyon will receive a flat cash fee of an agreed percentage of any funding received by the Client. For purposes of this Agreement, Debt Finance shall mean debt funding from any instrument which has periodic payments of fixed interest, a set term, and a repayment of principal schedule, and as defined in this agreement.

d.	In the event that cash Success Fees are due in connection with a Merger/Acquisition transaction completed by the Client, fees will be calculated as the higher of the following:

1.	The cash Success Fee percentage will be applied to the amount of capital raised as part of the Merger/Acquisition transaction;
2.	The cash Success Fee percentage will be applied to the overall value of the Merger/Acquisition transaction, including, where applicable, the assumption of liabilities by the Client;
3.	A minimum cash Success Fee, as specified in the Summarized Terms and Conditions, will be applied to the transaction.

e.	Any cash Success Fees due to Halcyon shall be paid at the exact such time that funds are received by the Client, and/or are made available to the Client. For additional clarification with regard to Debt Finance, no Success Fees derived from Debt Finance shall become payable to Halcyon until the lender releases such funds for use by the Client.

f.	The Client agrees that appropriate provisions for the support and payment of any cash Success Fees will be included in the subscription agreements or similar documents related to any Transaction(s), including the provision that any cash Success Fees due to Halcyon shall be paid at the exact such time that funds are received by the Client, and/or are made available to the Client.

In the event accepted financing is not closed no cash Success Fee will be due Halcyon.

B.	Stock or Warrants Success Fee Compensation

In addition to the cash Success Fee compensation otherwise due Halcyon as part of its Success Fee, as additional compensation for the services provided by Halcyon, if specified, the Client also agrees to issue Halcyon either common stock or warrants to purchase shares of the Client’s common stock, with a value equal to the dollar amount of the cash Success Fee compensation, where:

a.	if common stock is issued, the stock price will be at the same price as the latest round of financing;

b.	if warrants are issued, the issuance will be pursuant to a warrant agreement which shall provide, among other things, that the warrants shall be issued on the terms of any warrants issued in the Transaction, or, if no warrants are issued in the Transaction, the following terms shall apply:

Initials: _/s/Junsheng Zhang

1.	the pricing of the warrants will be the price of common stock is sold in the Transaction;
2.	the life of the warrants shall be five (5) years from the date of issuance;
3.	the warrants shall be exercised on a "cashless basis";
4.	the warrants shall have weighted average anti-dilution provisions;
5.	the warrants shall have the same terms and provisions, including customary registration rights, as the common stock purchased by the investors in the Transaction.

The Client agrees that appropriate provisions for the issuance of the stock or warrants will be included in a subscription agreement or similar document, and that the warrants will be issued to Halcyon simultaneous with the issuance of similar documents to investors following the closing of the Transaction.

In the event an accepted financing is not closed no stock or warrants Success Fee will be due Halcyon.

Section 4.	Additional Compensation Carve-Out

For any funds received by the Client as part of any Transaction derived from the individuals and/or firms listed in the exclusions/amendments included in this Agreement, Halcyon’s Success Fee (including the provision for stock or warrants, which shall also be part of Halcyon’s Success Fee) shall be calculated at a flat rate of 2% (two per cent), regardless of the type of funds received. All other provisions related to Additional Compensation contained within this agreement will remain unchanged.

The exclusions/amendments can be modified in good faith from time to time only with the consent and agreement of both Parties to this Agreement.

Section 5.	Expenses

Upon request by Halcyon from time to time, the Client shall reimburse Halcyon for all reasonable out-of-pocket expenses incurred by Halcyon in connection with this engagement hereunder, whether or not a Transaction is consummated, provided that all expenses ~~over the level~~ specified are pre-approved by the Client.

Section 6.	Term/Termination

a.	The Client’s engagement of Halcyon shall commence on the date hereof and shall continue for an initial term (Initial Term) as specified.

b.	Following the Initial Term this Agreement may be renewed for an Additional Term (“Additional Term”) under the same terms and conditions unless and until terminated by either Party upon at least thirty (30) days written notice to the other Party pursuant to this agreement.

c.	Notwithstanding the above, at any time following the completion of the Initial Term, either the Client or Halcyon may terminate this Agreement for any reason, or no reason, and at any time, upon thirty (30) days prior written notice to the other Party.

Initials: _/s/Junsheng Zhang _

d.	If the Client should terminate this Agreement at any point following the Initial Term, and should the Client then close on any Transaction(s) using introductions made by Halcyon within the period specified in the summary of this Agreement, then Halcyon shall be entitled to its Success Fees, in full, as described in Sections 3 and 4, applied in proportion to the investment made by such Halcyon introductions.

Section 7.	Confidentiality and Use of Information

As provided in this Agreement, Halcyon’s written and verbal reports to the Client, and information prepared by the Client, of whatever nature and deliverance, are intended solely for the use of the Client and those to whom the Client agrees to release such information (“Information”).

At the Client’s request Halcyon shall obtain a confidentiality agreement, in a form approved by the Client, prior to the disclosure of any Information to any third party.

Halcyon will provide Information to potential investors and lenders only for the purpose of qualifying those persons as potential sources of funds and not to enter into negotiations that are to be conducted by the Client with the prospective investors and lenders without the prior consent of the Client.

Halcyon shall not disclose any Client confidential or unauthorized information in any manner to any source, whether directly or indirectly without the prior approval of the Client, and then only subject to a nondisclosure agreement satisfactory to the Client. In the event that Halcyon does distribute any information without the expressed written consent of the Client, Halcyon will assume total liability for the representations made in that information and all other liability that may result from such distribution.

Section 8.	Applicable Law and Dispute Resolution

This Agreement shall be governed by and be construed in accordance with the laws of the State of New York applicable therein. The parties hereby agree that the prevailing party shall be entitled to reimbursement for all reasonable attorneys' fees and costs incurred from the date of the initial demand and/or default forward through and including any final award.

Section 9.	Indemnification

The Client will indemnify and hold harmless Halcyon, its affiliates and its parent and its affiliates, and the respective directors, officers, agents and employees of Halcyon, its affiliates and its parent and its affiliates (Halcyon and each such entity or person an "Indemnified Person") from and against any losses, claims, damages, judgments, assessments, costs and other liabilities (collectively "Liabilities"), and will reimburse each Indemnified Person for all fees and expenses (including the reasonable fees and expenses of counsel) (collectively, "Expenses") as they are incurred in investigating, preparing, pursuing or defending any claim, action, proceeding or investigation, whether or not in connection

Initials: _/s/Junsheng Zhang _

with pending or threatened litigation and whether or not any Indemnified Person is a party (collectively, "Actions"), (i) caused by, or arising out of or in connection with, any untrue statement of a material fact contained in the Materials (including any amendments thereof and supplements thereto) or by any omission to state therein a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (other than untrue statements or alleged untrue statements in, or omissions or alleged omissions from, information relating to an Indemnified Person furnished in writing by or on behalf of such Indemnified Person expressly for use in the Materials) or (ii) otherwise arising out of or in connection with advice or services rendered or to be rendered by any Indemnified Person pursuant to this Agreement, the transactions contemplated hereby or any Indemnified Person's actions or inactions in connection with any such advice, services or transactions; provided that, in the case of clause (ii) only, the Client will not be responsible for any Liabilities or Expenses of any Indemnified Person which have resulted solely from such Indemnified Person's intentional, negligent or willful misconduct or misrepresentation in connection with any of the advice, actions, inactions or services referred to above. The Client also agrees to reimburse each Indemnified Person for all Expenses as they are incurred in connection with enforcing such Indemnified Person's rights under this Agreement.

Upon receipt by an Indemnified Person of actual notice of an Action against such Indemnified Person with respect to which indemnity may be sought under this Agreement, such Indemnified Person shall promptly notify the Client in writing; provided that failure so to notify the Client shall not relieve the Client from any liability which the Client may have on account of this indemnity or otherwise, except to the extent the Client shall have been prejudiced by such failure. The Client shall, if requested by Halcyon, assume the defense of any such Action. Any Indemnified Person shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person, unless: (i) the Client has failed promptly to assume the defense and employ counsel or (ii) such Indemnified Person shall have been advised by its own counsel that there may be one or more legal defenses available to it which are different from or in addition to those available to the Client; provided that the Client shall not in such event be responsible hereunder for the fees and expenses of more than one firm of separate counsel in connection with any such Action. The Client shall not be liable for any settlement of any Action effected without its written consent (which shall not be unreasonably withheld). In addition, the Client will not, without prior written consent of Halcyon, which consent shall not be unreasonably withheld, settle, compromise or consent to the entry of any judgment in or otherwise seek to terminate any pending or threatened Action in respect of which indemnification or contribution may be sought hereunder (whether or not any Indemnified Person is a party thereto) unless such settlement, compromise, consent or termination includes an unconditional release of each Indemnified Person from all Liabilities arising out of such Action.

The Client also agrees that no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Client for or in connection with advice or services rendered or to be rendered by any Indemnified Person pursuant to this Agreement, the transactions contemplated hereby or any Indemnified Person's actions or inactions in connection with any such advice, services or transactions except for Liabilities (and related Expenses) of the Client that have resulted from such Indemnified Person's intentional, negligent or willful misconduct or misrepresentation in connection with any such advice, actions, inactions or services.

The provisions of this section shall survive any termination or expiration of this Agreement.

Initials: _/s/Junsheng Zhang_

Section 10.	Amendments

This Agreement may not be amended or modified except in writing by the Client and Halcyon. This Agreement contains the entire agreement between the Client and Halcyon with respect to its subject matter and supersedes all prior understandings, written or verbal, between the parties regarding its terms.

Section 11.	Payments

All payment due under this agreement should be made by check made payable to Halcyon Cabot Partners, Ltd, or by wire transfer to a bank account advised.

I/We agree to the terms and conditions contained in this Agreement:

Signed:	/s/Junsheng Zhang	Date:	3/4/2015

Name:	Junsheng Zhang	Position:	President